Offering Statement for JustHuynh Inc. (“JustHuynh”)

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   JustHuynh Inc.

Eligibility

2. **The following are true for JustHuynh Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Thao is the wife of the CEO and Founder, Francis Huynh. She serves in an advisory capacity in product development, marketing, talent management, and strategy. Thao obtained her education in Vietnam.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all**

outstanding convertible securities converted.

Francis Huynh

Securities:	8,000,000
Class:	Common Stock
Voting Power:	100.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

JustHuynh's mission is to address global health where over 400 million people worldwide have diabetes. Fortunately, 90% are Type 2 diabetics who can improve their health thru exercise and nutrition. The #1 pain/problem for people is motivation and accountability. Speaking with those who quit on themselves after just a month, they all are looking for training partners to support each other in achieving their fitness goals, but are shy reaching out to those in the gym who may seem intimidating or uncommitted. With JustHuynh, people can confidently match and chat with compatible partners beforehand and show up at their workout location ready to go. As a fitness entrepreneur and martial artist, I believe I am able to successfully attract talent (1,000+ AngelList applicants in just 4 weeks for volunteer opportunities), customers (5 YMCA early adopters each with average 4,000 gym members, many clients in the wing once they see positive social proof!), and influencers (support from NBA athletes and Olympians).

In the United States market alone for those looking for training partners, we're targeting 70 million people (15 million students who attend 1500+ enrollment college and 55 million gym members). We plan to achieve product-market fit with amazing user experience to monetize thru advertisements, premium subscription, and revenue share with gyms/personal trainers. Many more exciting revenue opportunities to come as the platform experience evolves.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in JustHuynh Inc. speculative or risky:**

   1. As with consumer products, there is a risk that the Company will not be able to generate growth through an amazing user experience. Our future growth depends on our ability to develop and retain customers.

2. We may not be able to hire a CTO, which we need to help streamline development.

3. Market Risk: there is a chance that a significant portion of the 400 million people with diabetes do not want to train with others nearby.

4. Team Risk: There is a risk that the founding team does not perform at a high-level to develop amazing user experience and generate revenue.

5. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations.

6. Intense competition in the markets in which we compete could prevent us from increasing or sustaining our revenue growth and increasing or reaching profitability.

7. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement.

8. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract new customers and/or retain new customers, our business, results of operations and financial condition may be materially adversely affected.

The Offering

JustHuynh Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $107,000 through an offering under Regulation CF. In the event the Company fails to reach their offering target of $10,000, any investments made under offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   We believe we can make the company significantly more valuable if we raise $107,000 — the maximum amount for this offering. With the Founder, as a recently married MBA, using sweat equity and personal savings to pay for development and marketing since October 2016, the company is in jeopardy of closure if the Founder is unable to make a salary. The Founder is best positioned as the visionary leader who we believe can lead an amazing team to deliver great results for customers and investors with social fitness platform. If JustHuynh were to fold due to Founder continuing to not make salary, there is high probability that we could find anyone else with the passion needed to carry out the mission of JustHuynh to help people train together in achieving their fitness goals. In addition to a salary for the Founder, the company plans to hire a Chief Technology Officer who can be an in-house expert and lead the development effort. The remaining proceeds will be used on development costs (developers, hosting, services), marketing, and business development. We believe raising $107,000 will help round out the founding team and we may potentially seek another raise to total $300,000 to provide the team a 12-month runway to grow the user base for a greater valuation in the next funding round, having proven product-market fit.

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$107,000
Less: Offering Expenses	$490	$5,243
Net Proceeds	$9,510	$101,757
Compensation for Directors, Officers, and Promoters	$0	$100,000
Working Capital	$9,510	$1,757
Total Use of Net Proceeds	$9,510	$101,757

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and JustHuynh Inc. must agree that a transfer agent, which keeps the records of all of our outstanding Common Stock, will issue digital securities in the investor's name (a paper stock certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of shares that they own in our company. These securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and click to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Ownership and Capital Structure

The Offering

12. **Describe the terms of the securities being offered.**

We are issuing Common Stock at an offering price of $0.30 per share.

13. **Do the securities offered have voting rights?**

The Common Stock are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter comes before the shareholders, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

14. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the shares on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

15. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

    ## Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	8,000,000	Yes	

    ## Options, Warrants and Other Rights

    Not applicable.

17. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

There are no additional outstanding securities that would limit, dilute or qualify the rights of the securities being sold in this offering.

18. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

19. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?**

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

There is a risk that the majority shareholder exercises his voting rights in a manner that is not favorable to the interest of individuals who are minority owners. The Founder is the majority shareholder and is capable of exercising his voting rights.

20. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

Valuations for early stage companies are harder to calculate than pre-IPO companies who have realized revenue and/or profitability. Incubator startups are a fair standard for early-stage valuations such as 500 startups valuing entrant batch startups at $2.5 million (most are in idea phase) and YCombinator startups valued on demo day as high as $10-$15 million. With our startup past the idea phase, a strong team in place, early adopter clients, social influencers, exposure from acceptance into StartupGrind/NextGen/Collision startup programs, and MVP ready to go, we arrived at valuation of $3 million. Users are excited and the potential for growth is tremendous with opportunity for JustHuynh to be the national and then global market leader as user growth accelerates via viral growth, word of mouth, and thru social influencers. With people comfortable with sharing (JustHuynh users would share time/place for intended workout) as demonstrated with Uber and AirBnB, both built strong network effects in each community to effectively scale and we aim to take similar approach. Thru this, our team strives to provide best user experience that will increase the valuation in the next funding round which will be rewarding for those who invest in us early on.

21. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As minority owner, Netcapital investors must believe that JustHuynh's team will fulfill their duty of maximizing all investors' capital and provide a great user experience and higher valuation in next funding round or exit (if applicable). As minority owners, the crowd funding investors are subject to the decisions made by the management team or the majority shareholders.

22. **What are the risks to purchasers associated with corporate actions including:**

   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

The issuance of additional securities will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities.

If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline.

A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors.

We may need to negotiate with a related-party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

23. **Describe the material terms of any indebtedness of the issuer:**

    Not applicable.

24. **What other exempt offerings has JustHuynh Inc. conducted within the past three years?**

    None.

25. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

26. **Does the issuer have an operating history?**

    No.

27. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    JustHuynh Inc. is operating at net loss due to CEO's limited budget and bandwidth of committed talent with a market ready for the product. With successful raise of $107,000, we believe we would be able to pay the CEO and a CTO to push the social fitness platform out to market and prove product-market fit and monetization. We believe an additional $200,000 would allow JustHuynh Inc. to bring on senior developers and spend on marketing to obtain a high valuation for investors in next funding round, as long as consumers are engaged with the platform.

As with consumer products, there is a risk that the Company will not be able to generate growth through an amazing user experience. We plan to strive to solve the pain point for our users (finding workout partners who provide accountability and motivation in achieving fitness goals). Once network communities grow, we believe the revenue streams of revenue sharing with gyms and personal trainers can be smoothly implemented on top of advertisements and premium subscriptions - not including the post-MVP revenue opportunities. Those who are comfortable with B2B may not be comfortable with B2C. As with social media apps and social sharing economy providers that are driven thru consumers, we believe the payoff is huge once users are hooked with the app's offering.

JustHuynh's mission is to address global health where over 400 million people worldwide have diabetes. Fortunately, 90% are Type 2 diabetics who can improve their health thru exercise and nutrition. The #1 pain/problem for people is motivation and accountability. Speaking with those who quit on themselves after just a month, they all are looking for training partners to support each other in achieving their fitness goals, but are shy reaching out to those in the gym who may seem intimidating or uncommitted. With JustHuynh, people can confidently match and chat with compatible partners beforehand and show up at their workout location ready to go. As a fitness entrepreneur and martial artist, I'm able to successfully attract talent (1,000+ AngelList applicants in just 4 weeks for volunteer opportunities), customers (5 YMCA early adopters each with average 4,000 gym members, many clients in the wing once they see positive social proof!), and influencers (support from NBA athletes and Olympians).

For the period from October 14, 2016 (inception) to December 31, 2016, we incurred operating expenses of $3,648. The primary activity to date is the sweat equity of our founder. We have not raised capital from any outside sources.

Financial Information

28. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

Taxes

Total Income	Taxable Income	Taxes Paid
$0	$0	$0

See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

29. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their**

predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
1. in connection with the purchase or sale of any security?
2. involving the making of any false filing with the Commission?
3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
1. in connection with the purchase or sale of any security?;
2. involving the making of any false filing with the Commission?
3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
1. at the time of the filing of this offering statement bars the person from:
1. association with an entity regulated by such commission, authority, agency or officer?
2. engaging in the business of securities, insurance or banking?
3. engaging in savings association or credit union activities?

2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
2. places limitations on the activities, functions or operations of such person?
3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A

exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

JustHuynh Inc. answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Video Transcript: Hi, I'm Francis Huynh martial artist and fitness entrepreneur

Pain We have a serious global problem. Worldwide over 400 million people have diabetes. Diabetics are susceptible to heart disease, amputations, and even death. Fortunately, 90% of diabetics are Type 2 who can improve their health thru nutrition and exercise.

Obesity is personal as I went thru the college "Freshman 15" and corporate desk job weight gains.

I knew there was UNTAPPED POTENTIAL in me if I committed to fitness in order to reap the benefits of the benefits needed to thrive in life.

Needing motivation, training with partners got me thru those challenging times.

Engagement

Many people start New Year Resolution strong by purchasing gym memberships, supplements, and training gear, but a staggering 80% of gym memberships are unused as people quit within 30 days Are you feeling unhealthy and stuck?

Well you are not alone as many people struggle their whole lives figuring out fitness wasting their money and time on expensive gyms, pricey personal trainers, and fad exercise classes - not getting the results they seek to thrive at life.

Does this sound like you?

Relevance

Now, go find someone real quick and high five them yelling "JustHuynh"

How did that feel?

Great right? Well that's the sensation of working out together

However, the biggest pain point is that people want training partners, but are often shy reaching out to people who may seem intimidating or just lazy

Solution

Technology has changed social behavior as people are now comfortable sharing with others such as ridesharing with Uber and lodging with Airbnb. Working out is also a shared experience to increase accountability and motivation.

Knowing that people have difficulty finding training partners, JustHuynh is the life-changing solution as the social fitness platform for people to connect with others nearby to just win by training together in achieving their fitness goals. Now people can confidently workout with a training partner for a particular activity, time, and location

The benefits of the benefits of fitness are life changing. You'll improve ACADEMIC performance thru mind-strengthening, optimize PERSONAL life thru self-confidence, excel in BUSINESS by sealing the deal, and break your athletic personal records

Product

JustHuynh's MVP allows users to setup their profile, set their partner preferences, match with compatible training partners and chat to lock down training time, location and activity

Revenue model and Market

In the United States alone, the target market is college students who enroll in a fifteen hundred plus student enrollment which is 15 million students and people with gym memberships which is 55 million

JustHuynh will monetize thru advertisements, premium subscription, and lead generation with gyms and personal trainers

Traction

It's been exciting journey to boost user interest from around the world having been selected to elite startup programs at Startup Grind and Collision while also pitching during Sharktank's Open Casting

To start, JustHuynh has partnered with the YMCA as early adopters since we both share mission of diabetes prevention and excited to collaborate with social media influencers to help spread to users

The passion of our Founder Francis Huynh to improve global health thru social fitness is unmatched as JustHuynh receives over 1,000 inbound applicants each month to join the team with shared mission of delivering best user experience for people to achieve their fitness goals

Investment

This was the toughest year of my life, bootstrapping as a married MBA after turning down lucrative career opportunities. I sacrificed a lot - delaying having kids and stable salary to pursue mission of improving global health

Fortunately with a strong team, global user anticipation, and MVP ready to launch on iOS and Android, the time is now to bolster global user growth thru marketing and accelerate development of product roadmap.

As such, we are raising a $100,000 round.

When President Obama signed the JOBS Act Title 3 in 2016, he said "America is a nation of doers. We think big by turning the most improbable idea into a solid business. This is the promise of America. Now, anyone can invest (right from comfort of your couch) in visionary world-changing entrepreneurs who may be the next Bill Gates, Steve Jobs, or Mark Zuckerberg

For just a minimum $100 investment in JustHuynh, you can be a shareholder and ambassador for social fitness. With a successful round, our goal is to reach 100,000 daily active users.

Remember, motivation is what gets you started. Habit is what keeps you going. It breaks my heart to see people with so much potential get SUCKED into path of being AVERAGE. Too many people quit the moment they experience pain.

After conquering personal struggles with obesity, I get excited everyday paying it forward. My personal mission is to help YOU unlock your untapped potential thru fitness.

As a thank you for investing in your future, I'm going to set you up to "just win" with free masterclass on thriving at life thru fitness in description below so take advantage of this!

4:44 eastern has always been my time. At 4:44 AM I workout. At 4:44PM I'll be going live on IG, FB, Twitter, and youtube during all 90 days of campaign so be sure to follow me for exclusive updates

In a world of 7 billion people, together we can improve global health. You can help by sharing this video with influencers on social media, community, gym, college, company, apartment to join the social fitness movement

Here are your 5 action items provided in description Invest in social fitness Signup for app Attend free fitness masterclass Virally share this video Follow me on social channels

Never train alone again. The time is now

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:

Pitch Deck:	pitchdeck.pdf

Ongoing Reporting

31. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: www.justhuynh.com

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    - the issuer liquidates or dissolves its business in accordance with state law.